



KW 3/8

OMB APPROVAL
3235-0123
April 30, 2013
Estimated average burden
[hours per response ... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018747

| SEC FILE NUMBER
8-67715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____.
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Powder Point Financial, LLC**

OFFICIAL USE ONLY

FIRM ID. NO. _____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Bay Pond Road
(No. and Street)

Duxbury   MA   02332
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kelly   (781) 934-4614
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Saslow Lufkin & Buggy, LLP
(Name — If individual, state last, first, middle name)

10 Tower Lane   Avon   CT   06001
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Affirmation

I, _Marjorie Kelly_ , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Powder Point Financial, LLC (the Company) for the years ended December 31, 2010 and 2009 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marjorie Kelly _3/16/11_
Signature   Date

[Name] _Marjorie Kelly_
[Title] _President_

Debbie J Carbone
Notary Public

Powder Point Financial, LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2010 and 2009

Table of Contents



SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

<u>Independent Auditors' Report</u>

To the Member of
  Powder Point Financial, LLC:

We have audited the accompanying statements of financial condition of Powder Point Financial, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Powder Point Financial, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2011

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

Powder Point Financial, LLC
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
		(restated)
Assets		
Cash and cash equivalents	$ 34,404	$ 45,039
Total assets	$ 34,404	$ 45,039
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$ 3,750	$ 4,750
Total liabilities	3,750	4,750
Member's equity:		
Member's equity	30,654	40,289
Total member's equity	30,654	40,289
Total liabilities and member's equity	$ 34,404	$ 45,039

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statements of Operations and Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
		(restated)
Revenues:		
Commissions	$ -	$ 230,144
General and administrative expenses:		
Office expenses	1,756	6,883
Professional fees	3,750	9,250
State fees	520	2,605
Bond insurance	659	545
Assessments	450	150
Registration fees	2,500	141
Regulatory fees	-	90
Total general and administrative expenses	9,635	19,664
Net (loss) income	(9,635)	210,480
Member's equity, beginning of year	40,289	37,809
Capital withdrawals	-	(208,000)
Member's equity, end of year	$ 30,654	$ 40,289

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
		(restated)
Cash flows from operating activities:		
Net (loss) income	$ (9,635)	$ 210,480
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in assets and liabilities:		
Accounts payable	(1,000)	4,750
Net cash (used in) provided by operating activities	(10,635)	215,230
Cash flows from financing activities:		
Capital withdrawals	-	(208,000)
Net cash used in financing activities	-	(208,000)
Net (decrease) increase in cash and cash equivalents	(10,635)	7,230
Cash and cash equivalents at beginning of year	45,039	37,809
Cash and cash equivalents at end of year	$ 34,404	$ 45,039

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

Note 1 - General

Organization - Powder Point Financial, LLC (the Company) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. The Company is a registered broker-dealer located in Duxbury, Massachusetts.

Description of Business - As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents - The Company classifies certain securities with original maturity dates of three months or less from the date of purchase as cash equivalents. In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. However, effective December 31, 2010, the FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. Unlimited coverage on non-interest bearing accounts extends until December 31, 2012.

Income Taxes - FASB ASC 740, *"Income Taxes"* establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness.

The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a proprietorship. The Company's net income is reportable on the Member's individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Powder Point Financial, LLC
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2010 and 2009, the Company had net capital of $30,654 and $40,289, respectively with a minimum net capital requirement of $5,000 for both years.

During 2010, the Member made no capital withdrawals from the equity of the Company. During 2009, the Member made seven capital withdrawals from the equity of the Company, totaling $208,000. On all dates of withdrawal, the Company had adequately satisfied the minimum net capital requirement of $5,000 and a ratio of aggregate indebtedness to net capital of .12 to 1 and .12 to 1 as of December 31, 2010 and 2009, respectively.

Note 4 - Concentrations

The Company's revenues are derived from finder's fees for commitments by introduced investors to various limited partnerships.

Note 5 - Correction of an Error

For the year ended December 31, 2009, the Company had not included an accrual in the financial statements that was included in the FOCUS report filing. The Company corrected this error by restating its December 31, 2009 financial statements by booking the proper accrual of $4,750 as of December 31, 2009. There was no effect on the net capital reported in the FOCUS filing as a result of this correction.

Note 6 - Subsequent Events

Subsequent events have been evaluated through February 25, 2011, the date through which procedures were performed to prepare the financial statements for issuance.

Powder Point Financial, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Net Capital:		
Member's equity	$ 30,654	$ 40,289
Total net capital	30,654	40,289
Less net capital requirement [greater of $0 in 2010 and 2009 (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 25,654	$ 35,289
Aggregate Indebtedness:		
Total liabilities	3,750	$ 4,750
Aggregate indebtedness	$ 3,750	$ 4,750
Ratio of aggregate indebtedness to net capital	.12 to 1	.12 to 1

Note: There were no material differences between net capital and aggregate indebtedness as reported above and what was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2010 and 2009.



Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

<u>Supplemental Report on Internal Control Required by SEC Rule 17(a)-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

To the Member of
  Powder Point Financial, LLC:

In planning and performing our audit of the financial statements of Powder Point Financial, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expression an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

---

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the previous paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2011

9



Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

Powder Point Financial, LLC
(SEC File No. 8-67715)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2010 and 2009



SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Powder Point Financial, LLC
(SEC File No. 8-67715)

This report contains: (check all applicable boxes)

☑ (a) Facing page.

☑ (b) Statements of Financial Condition.

☑ (c) Statements of Operations.

☑ (d) Statements of Cash Flows.

☑ (e) Statements of Changes in Member's Equity.

☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business and Note 3 - Net Capital).

☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report (not applicable).

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).